UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*


                       Wintrust Financial Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 97650W108
                            --------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)






                            Page 1 of 5 pages

---------------------------------                 ------------------------------
     CUSIP No.  97650W108            13G                    Page 2 of 5  Pages
---------------------------------                 ------------------------------


--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Howard D. Adams
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OR ORGANIZATION
             U.S.A.
--------------------------------------------------------------------------------
                                5     SOLE VOTING POWER
          NUMBER OF
            SHARES                      457,230
         BENEFICIALLY        ---------------------------------------------------
           OWNED BY             6     SHARED VOTING POWER
             EACH
          REPORTING                      29,626
            PERSON          ---------------------------------------------------
             WITH               7     SOLE DISPOSITIVE POWER

                                         457,230
                            ----------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                         29,626
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         486,856
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           6.0%
--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                            IN
--------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!



                             Page 2 of 5 pages

Item 1(a)              Name of Issuer:

                       Wintrust Financial Corporation
                       ---------------------------------------------------------

          (b)          Address of Issuer's Principal Executive Offices:

                       727 North Bank Lane
                       ---------------------------------------------------------
                       Lake Forest, Illinois 60045
                       ---------------------------------------------------------
Item 2(a)              Name of Person Filing:

                       This filing is made on behalf of Howard D. Adams.

          (b)          Address of Principal Business Office:

                       The address of the principal business office of each of the above-named persons is:

                       570 Crabtree Lane
                       Lake Forest, Illinois 60045

          (c)         Citizenship:

                      Mr. Adams is a U.S. citizen.

          (d)         Title of Class of Securities:
                      Common Stock
                      ----------------------------------------------------------
          (e)         CUSIP Number:
                      97650W108
                      ----------------------------------------------------------

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not Applicable

        (a)      ( )     Broker or Dealer registered under Section 15 of the Act

        (b)      ( )     Bank as defined in Section 3(a)(6) of the Act

        (c)      ( )     Insurance Company as defined in Section 3(a)(19) of
                         the Act

        (d)      ( )     Investment Company registered under Section 8 of the
                         Investment Company Act

        (e)      ( )     Investment Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940

        (f)      ( )     Employee Benefit Plan, Pension Fund which is subject
                         to the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund

        (g)      ( )     Parent Holding Company, in accordance withss.240.13d-1
                         (b)(1)(ii)(G)

        (h)      ( )     Group, in accordance withss.240.13d-1 (b)(1)(ii)(H)



                                  Page 3 of 5 pages

Item 4   Ownership

         (a)      Amount Beneficially Owned          486,856  shares
                                                 -------------------------------
         (b)      Percent of Class                   6.0 %
                                                 -------------------------------
         (c)      Number of shares as to which such person has:
                  (i)    Sole power to vote
                         or to direct the vote       457,230 shares*
                                                 -------------------------------
                 (ii)    Shared power to vote
                         or to direct the vote        29,626 shares**
                                                 -------------------------------
                (iii)    Sole power to dispose or
                         to direct the
                         disposition of               457,230 shares*
                                                 -------------------------------
                 (iv)    Shared power to dispose
                         or to direct the
                         disposition of                29,626 shares**
                                                 -------------------------------

        -------------

        * Includes 8,735 shares subject to currently exercisable warrants. Also includes 30,137 shares held in trust for the benefit of Mr. Adams' son and 3,957 shares held in a charitable foundation with respect to which shares Mr. Adams disclaims beneficial ownership.

        **       Reflects shares held by Mr. Adams' wife.

Item 5   Ownership of Five Percent or Less of a Class

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                 Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person

                 Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8   Identification and Classification of Members of the Group

                  Not Applicable.

Item 9   Notice of Dissolution of Group

                  Not Applicable.



                             Page 4 of 5 pages

Item 10   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Date: February 10, 1999

                                             /s/ Howard D. Adams
                                            -----------------------------------
                                            Howard D. Adams



                             Page 5 of 5 pages